TORNET

March, 27 2002

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

dlw 7/12

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm
www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 3.1 million square metres and a book value of approximately SEK 19 billion. Over 97 per cent of the property holdings, measured as book value, are in Sweden, mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower

PRESS RELEASE

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders in Fastighets AB Tornet (publ) are hereby notified that the Annual General Meeting of Shareholders will take place on Friday, 26 April 2002 at 3 pm at World Trade Center, New York-salen, Klarabergsviadukten 70 or Kungsbron 1, Stockholm.

Notification of attendance

Shareholders, who wish to participate in the Annual General Meeting, must:

- be registered in the share register kept by the Swedish Securities Register Centre ("VPC") at the latest by Tuesday, 16 April 2002. Shareholders, whose shares are nominee-registered, must request that their shares are temporarily registered in their own name at VPC in good time before Tuesday, 16 April 2002 to be able to participate in the Annual General Meeting.

- notify the company in writing of their intention to attend at the latest by 1 pm on Monday, 22 April 2002 at the address Fastighets AB Tornet, Box 623, SE-182 16 Danderyd or by telephone +46-8-544 905 17.

Agenda

1. Opening of the meeting.

2. Election of a chairman at the meeting.

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 3.1 million square metres and a book value of approximately SEK 19 billion. Over 97 per cent of the property holdings, measured as book value, are in Sweden, mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower

PRESS RELEASE

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders in Fastighets AB Tornet (publ) are hereby notified that the Annual General Meeting of Shareholders will take place on Friday, 26 April 2002 at 3 pm at World Trade Center, New York-salen, Klarabergsviadukten 70 or Kungsbron 1, Stockholm.

Notification of attendance

Shareholders, who wish to participate in the Annual General Meeting, must:

- be registered in the share register kept by the Swedish Securities Register Centre ("VPC") at the latest by Tuesday, 16 April 2002. Shareholders, whose shares are nominee-registered, must request that their shares are temporarily registered in their own name at VPC in good time before Tuesday, 16 April 2002 to be able to participate in the Annual General Meeting.

- notify the company in writing of their intention to attend at the latest by 1 pm on Monday, 22 April 2002 at the address Fastighets AB Tornet, Box 623, SE-182 16 Danderyd or by telephone +46-8-544 905 17.

Agenda

1. Opening of the meeting.

2. Election of a chairman at the meeting.

- It is proposed that ordinary board members Göran Collert, Katja Elväng and Sverker Lerheden be re-elected. It is proposed that Lars Gårdö, Lars Hansson, Lennart Låftman and Bo Ingemansson be elected as new board members to replace Göran Ahlström, Jan-Erik Erenius and Karl-Evert Oskarsson who have all declined to be re-elected.

The proposal is supported by shareholders who together represent more than 27 per cent of the votes and equity in the company.

Item 15 Authorisation, repurchase of Tornet's shares
It is proposed that the Annual General Meeting authorise the board, during the period until the next Annual General Meeting of shareholders, provided that the board deems it appropriate, to make decisions on acquisition of Tornet's shares, with the right for the board to acquire as many shares as correspond to a tenth of the total number of shares. If such repurchase is made, it shall take place through the Stockholmsbörsen. Acquisition shall take place at a price per share within the price interval registered on the stock exchange at the time of acquisition. It is proposed that the authorisation given to the board also include the possibility to transfer repurchased shares, departing from or complying with the shareholders' right of priority, as payment in connection with acquisition of a business or for financing of acquisition of a business or by cancelling these. In the event of transfer of repurchased shares, the reason for the departure from the priority right is that the company can, in such a transfer, obtain more favourable terms than could otherwise have been obtained. The board shall be able to decide on a set-off or otherwise attach conditions to the transfer. It shall be possible to transfer shares for other compensation than money. In the event of cancellation of repurchased shares, the board shall put forward a proposal to a shareholders' meeting to decide on reduction of the share capital by cancellation. The purpose of any acquisitions shall be to achieve added value for the shareholders.

Shareholders may be accompanied by one or two assistants at the Annual General Meeting, provided that the shareholder has made a notification to this effect as provided for in the above Notification.

Coffee will be served from 2 pm.

Stockholm, March 2002
THE BOARD OF DIRECTORS

Danderyd, 27 March 2002

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, Information and IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08